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18005602

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC 406

SEC FILE NUMBER

8- 13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive

(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer D. Presnell - (763) 765-2816

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jennifer D. Presnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT D. ALLEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Board of Governors
Allianz Life Financial Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1980.

Minneapolis, Minnesota
February 26, 2018

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 1,330,269
Securities owned, at fair value	36,069,037
Accrued interest receivable	242,193
Receivables from affiliates, net	24,624,813
Other assets	145,480
Total assets	$ 62,411,792
Liabilities and Member's Equity	
Liabilities:	
Payable to broker-dealers, net	$ 24,985,446
State taxes and fees payable	12,590
Accrued expenses	7,201
Total liabilities	25,005,237
Member's equity	37,406,555
Total liabilities and member's equity	$ 62,411,792

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Operations

Year ended December 31, 2017

Revenues:	
Revenue from the sale of variable contracts	$ 253,184,771
12b-1 fees earned	53,822,367
Marketing stipend	15,316,423
Investment income	745,109
Loss on firm securities trading accounts	(310,960)
Total revenues	322,757,710
Expenses:	
Commission paid to other broker-dealers	253,184,771
Salaries and employee benefit charges	35,134,665
Marketing	16,359,358
Other expenses	13,665,484
Total expenses	318,344,278
Income from operations	4,413,432
Net reimbursement of assigned revenues over reimbursed expenses to affiliates	(4,724,392)
Net loss	$ (310,960)

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2017

Balance at December 31, 2016	$	37,717,515
Net loss		(310,960)
Balance at December 31, 2017	$	37,406,555

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(310,960)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of securities owned		22,264
Loss on firm securities trading accounts		310,960
Purchase of trading securities		(10,207,147)
Sale and other redemption of trading securities		10,706,211
Change in:		
Accrued interest receivable		12,575
Receivables from affiliates, net		(352,236)
Other assets		55,023
Payable to broker-dealers, net		284,786
Accrued expenses		2,601
Net cash provided by operating activities		524,077
Cash and cash equivalents, beginning of year		806,192
Cash and cash equivalents, end of year	$	1,330,269

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2017, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts held in depository institutions and investment in short-term money market funds.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are reported at fair value. All subsequent gains and losses, both realized and unrealized, are reflected in Loss on firm securities trading accounts in the Statement of Operations on a net basis. The Company records interest received on its fixed-maturity securities accounts in Investment income in the Statement of Operations.

Securities Lending Agreements

The Company has entered into a securities lending agreement with an unaffiliated bank, whereby the Company can lend specific securities to other institutions. Company policy requires a minimum of 102% of fair value of securities loaned under securities lending agreements to be maintained as collateral. The agreement has not been used since inception.

Receivables from Affiliates, Net

Receivables from affiliates, net, include receivables from Allianz Life, Allianz of New York, and Allianz Life Advisers, LLC and payables to Allianz Life and Allianz Life of New York. Under the Securities and Exchange Commission's (SEC) Rule 15c3-1, non-securities accounts of the same affiliate may be netted and the Company has elected to present these transactions on a net basis. Therefore, the receivable or payable position of each affiliate is evaluated separately. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 3 for further details on the nature of the transactions included in these agreements.

Other Assets

Deposits paid to the Financial Industry Regulatory Authority, Inc. for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2017, $145,480 has been recognized as a prepaid expense within Other assets on the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers as well as receivables owed from broker-dealers in relation to canceled policies. The Company has elected to present these transactions net and evaluates the receivable or payable position based on the individual agreement of each broker-dealer separately.

Revenues and Expenses

Revenue from sales of variable contracts is recorded monthly, when earned. This revenue consists of single and trail commissions and is earned as the related premium is recorded by Allianz Life and Allianz of New York for single commission or, over time, based on initial sale and subsequent retention of variable annuities for trail commissions determined by assets under management. Commission expense recorded in Commission paid to other broker-dealers in the Statement of Operations is recognized in the same manner as the related income is earned.

12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life and Allianz of New York assets under management by certain fund companies.

Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products by certain broker-dealers. Related marketing expense is recognized in the same manner as the income is earned. The Company has agreements set up with retail broker-dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker-dealers as a marketing stipend that is to be used for promotional costs.

Distribution expenses (which include salaries and employee benefit charges and other expenses) are allocated from Allianz Life and Allianz of New York based upon defined allocation methodologies and recognized in the same manner as the related income is earned.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $298,326.

The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California. These expenses are included in Other expenses in the Statement of Operations.

The Company had no unrecognized tax benefits as of January 1, 2017 and December 31, 2017. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2017, the Company has not recognized any interest and penalties.

Recently Issued Accounting Pronouncements – To Be Adopted

The Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASUs) as part of their comprehensive new revenue recognition standard:

- ASU 2014-09, Revenue from Contracts with Customers. This update defines the new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange

for payment. The model requires 1) identifying contracts with a customer; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The amendments in this update are effective for fiscal years beginning after December 15, 2017.

ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). This update adds clarifications to the principal versus agent guidance contained within ASU 2014-09 and provides guidance to aid in the assessment of control. Under the new guidance, an entity that controls the specified good or services before it is transferred to a customer is considered a principal and will recognize revenue on a gross basis. The amendments in this update are effective concurrently with ASU 2014-09.

- ASU 2016-12, Revenue Recognition - Narrow-scope Improvements and Practical Expedients. This update provides clarifying guidance impacting several areas of the new standard, including noncash consideration and assessing collectibility. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update makes various minor clarifications to the guidance issued in ASU 2014-09. The amendments in this update are effective concurrently with ASU 2014-09.

Currently, fee and commission income is recognized upon completion of the service and is recorded in Revenue from the sale of variable contracts in the Statement of Operations. Fund administrative fees are recognized as the services are performed and is recorded in 12b-1 fees earned and Marketing stipend in the Statement of Operations. Under the new standard, the Company will be required to recognize fee and commission income when the intermediary has satisfied its performance obligation (provision of placement services) and the customer has contractually agreed to the terms of the insurance policy so long as it is probable that the agreement will not be subject to reversal. Similar to previous guidance, fund administrative fees are recognized periodically as income over the period for which services have been performed (usually less than one year) so long as it is probable that the contract will not be subject to clawback. The new standard has not resulted in acceleration in revenue recognition for certain fees and commissions compared to the current method, as anticipated. Rather, recognition of fee and commission income and fund administrative fees has remained relatively unchanged. Further, revenue is currently recognized on a gross basis as earned as the Company maintains control of the good or service before it is transferred. The amendments related to principal versus agent considerations do not impose a change to this recognition.

The Company has evaluated the impact of the new standard, and has determined there is no material impact on revenue.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, to replace the existing incurred loss impairment model with a new methodology that reflects expected credit losses and requires the entity to consider more information to develop credit loss estimates. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted after December 15, 2018. The Company is currently assessing the impact of the amendments in this update.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify or provide additional guidance regarding eight specific cash flow issues. These issues address the following topics: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies,

including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the amendments in this update to have a material impact on the Financial Statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other than Inventory, to require entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when it is sold externally. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the amendments in this update to have an impact on the Financial Statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, to require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the amendments in this update to have an impact on the Financial Statements.

(2) Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets.

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) Inputs other than quoted prices that are observable.

(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2017:

	Total	Level 1	Level 2	Level 3
Securities owned, at fair value				
U.S. government	$ 30,901,105	30,901,105	—	—
Agencies not backed by the full faith and credit of the U.S. government	5,167,932	—	5,167,932	—
Total assets accounted for at fair value	$ 36,069,037	30,901,105	5,167,932	—

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

(a) ***Valuation of Securities Owned, at Fair Value***

Securities owned, at fair value is comprised of U.S. Treasury and U.S. Government Agency (which are not backed by the full faith and credit of the U.S. government) fixed-maturity securities. The fair value of U.S. Treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. Government Agency securities is provided by third-party pricing services. U.S. Government Agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

(b) ***Transfers***

The Company reviews its fair value hierarchy classifications annually. Transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into and/or out of Levels 1, 2, and 3 are reported as of the end of the period in which the change occurs.

The Company has no Level 3 financial assets. In addition, there were no transfers into/out of Levels 1 and 2.

(c) ***Nonrecurring Fair Value Measurements***

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2017, there were no assets reported at fair value on a nonrecurring basis.

(d) ***Fair Value of Financial Instruments Carried at Other Than Fair Value***

The following table presents the carrying amount and fair value of certain financial instruments that are not reported at fair value at December 31, 2017:

	Carrying amount	Fair value			
		Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 1,283,488	1,283,488	—	—	1,283,488

Cash equivalents are comprised of investments in short-term government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

(3) Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services on behalf of Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company assigns its 12b-1 fee revenue to Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company, apply any service fees or distribution fees payable as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

For the year ended December 31, 2017, the Company earned commission revenues of $230,473,333 and $22,711,438 from Allianz Life and Allianz of New York, respectively. At December 31, 2017, the Company had corresponding receivables of $23,131,160 and $1,854,286 due from Allianz Life and Allianz of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

During 2017, $49,442,865 for salaries and employee benefit charges, certain marketing expenses, and other expenses were allocated to the Company by Allianz Life and Allianz of New York.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. For the year ended December 31, 2017, the Company expensed $1,168,000 and $717,211 toward the nonqualified deferred compensation plan and AZOAC Severance Allowance Plan, respectively, and are included within Salaries and employee benefit charges in the Statement of Operations. As of December 31, 2017, the Company has accrued liabilities of $476,458 and $414,913 for the nonqualified deferred compensation plan and AZOAC Severance Allowance Plan, respectively, which are included within Receivables from affiliates, net on the Statement of Financial Condition.

The Company records the net impact of the assignment of 12b-1 fees and interest receivable/earned (assigned revenues) and the reimbursement of expenses in Net reimbursement of assigned revenues over reimbursed expenses to affiliates in the Statement of Operations. For the year ended December 31, 2017, total assigned revenues exceeded reimbursed expenses and the Company recorded a reimbursement to Allianz Life and Allianz of New York from the Company of $4,604,320 and $120,072, respectively, under this agreement. At December 31, 2017, the net balance due from Allianz Life and Allianz of New York was $373,134 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly-owned subsidiary of Allianz Life, for the distribution of variable annuity products. For the year ended December 31, 2017, the selling agreement resulted in $4,289,732 of commission expense and $52,661 of marketing expense for the Company.

The Company maintains an agreement with Allianz Investment Management, LLC (AIM), a wholly-owned subsidiary of Allianz Life, in which AIM agrees to provide investment management services for the Company's proprietary securities owned. Fees paid to AIM for that service for the year ended December 31, 2017 were $22,511. The amount is included within Other expenses in the Statement of Operations.

For the year ended December 31, 2017, the Company earned administrative fees of $50,000 from Allianz Life Advisers, LLC, a wholly-owned subsidiary of Allianz Life. The amount is included in the 12b-1 fees earned in the Statement of Operations. The Company has receivables of $12,500 related to this agreement reflected in Receivables from affiliates, net on the Statement of Financial Condition at December 31, 2017. In addition, for the year ended December 31, 2017, the Company earned 12b-1 fees of $41,249,972 from proprietary funds of affiliated companies. The amount is included in the 12b-1 fees earned in the Statement of Operations.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital of $1,667,016 as of December 31, 2017. At December 31, 2017, the Company had net capital of $11,616,254, which was $9,949,238 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.15 : 1 at December 31, 2017. The complete computation of net capital and aggregate indebtedness under Rule 15c3-1 is located at Schedule I.

(5) Rule 15c3-3 Exemption

The Company does not accept or hold customer funds or accept or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under paragraph (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(7) Subsequent Events

No material subsequent events have occurred since December 31, 2017 through February 26, 2018, the date at which the financial statements were issued, that would require adjustment to the financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computations of Net Capital and Aggregate Indebtedness

under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Member's equity	$	37,406,555
Deduct – nonallowable assets:		
Receivables from affiliates, net		24,624,813
Other assets		145,480
Net capital before haircuts on securities positions		12,636,262
Haircuts on exempted securities owned and money market funds		1,020,008
Net capital		11,616,254
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		1,667,016
Net capital in excess of requirement	$	9,949,238
Aggregate indebtedness	$	25,005,237
Ratio of aggregate indebtedness to net capital		2.15 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 25, 2018, and the above audited computation.

See accompanying report of independent registered public accounting firm.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation for the Determination of the Customer Account Reserve

Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of paragraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information Relating to Possession or Control

Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of paragraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors
Allianz Life Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Allianz Life Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)[(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Minneapolis, Minnesota
February 26, 2018

Allianz
For all that's ahead.®

Allianz Life Financial Services, LLC's Exemption Report

Allianz Life Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made certain by brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1), (the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year without exception.

I, Jennifer Presnell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Jennifer Presnell
Chief Financial Officer
Allianz Life Financial Services, LLC

February 23, 2018

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Governors
Allianz Life Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Allianz Life Financial Services, LLC (the Company) for the year ended December 31, 2017, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to the total revenues in the Company's audited financial statements included in the annual audited Form X-17A-5 for the year ended December 31, 2017, and noted a difference of $434,149. The difference is the result of revenues from Investment income of $745,109, and Loss on firm securities trading accounts of $(310,960) reported in the Company's audited financial statements.

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 and in the related schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 26, 2018

A COMPANY, INC.
Schedule of Form SIPC-3 Revenues
For the Year Ended December 31, 20X1

Business activities through which revenue was earned	**Amount**
Business conducted outside the United States and its territories and possessions	$ XXX
Distribution of shares of registered open end investment companies or unit investment trusts	XXX
Sale of variable annuities	XXX
Insurance commissions and fees	XXX
Investment advisory services to one or more registered investment companies or insurance company separate accounts	XXX
Transactions in securities futures products	XXX
Total Revenues	**$ XXX**

References: SIPC Series 600 Rules and related Member FAQs.
AT-C Section 215.35

Notes:

1. This example report should be used when we are engaged to report on an attestation engagement in accordance with both the standards of the PCAOB and the AICPA. As discussed in USRMO Chapter 105, we may refer to more than one set of standards provided we perform the engagement in accordance with both sets of standards in their entirety. Guidance on performing the engagement in accordance with the PCAOB standards is in Appendix D2. Because the PCAOB prescribes the wording of the accountants' report while the AICPA prescribes required elements, we use the PCAOB form of report.
2. Our report is normally addressed to our client and may also be addressed to other specified parties referred to in our report.
3. USRMO 215.75 - .76 outlines procedures to be performed when written representations are not provided. There are consultation requirements before issuing a report disclosing the responsible party's refusal to provide written representations, as discussed in Appendix D2.
4. Differences that arise as a result of other revenue classifications not included in Form SIPC-3 (e.g., interest income) or special consolidation requirements should be described and reported herein.
5. To the extent any differences are noted in any of the procedures, such differences should be disclosed as a finding.
6. If we become aware of matters that significantly contradict the assertion referred to in our report by means other than the performance of agreed-upon procedures, we describe the matter in our report.
7. We may include explanatory language when there are reservations or restrictions concerning procedures or findings, as discussed in Appendix D2.

8. In the United States, the location of the issuing office is the city and state. In another country, it may be the city and country.
9. For guidance on dating of the accountants' report, see USRMO paragraph 215.82.

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x Corey Walther, CCO 1-17-17 December 31, 2017
Authorized Signature/Title Date

SIPC-3 2017

8-13630 FINRA DEC 01/11/1968
ALLIANZ LIFE FINANCIAL SERVICES LLC
ATTN ANNETTE MINOR
CORPORATE COMPLIANCE MANAGER
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.